SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**

**PURSUANT TO RULE 13a-16 OR 15d-16 OF**

**THE SECURITIES EXCHANGE ACT OF 1934**



For the month of February, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___


Exhibits Index appears on Page 3

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: February 1, 2002

By: ______________________
Name: Patricia M. Wakelin
Title: Assistant Secretary

**Exhibits Index**

The following is a list of Exhibits included as part of this Report on Form 6-K.

# Fairmont Hotels & Resorts Inc.

ON OCTOBER 3, 2001, FAIRMONT HOTELS & RESORTS INC. ("FHR") BECAME A PUBLIC COMPANY AND BEGAN TRADING ON BOTH THE NYSE AND THE TSE. OUR HIGH QUALITY PORTFOLIO OF ASSETS, VERY LOW LEVEL OF DEBT AND GROWING BRAND AWARENESS DISTINGUISH US IN THE LUXURY LODGING SEGMENT AND UNIQUELY POSITION THE COMPANY TO PURSUE NEW OPPORTUNITIES FOR GROWTH.

FHR's Fairmont portfolio was down less then 2% in revenue per available room ("RevPAR") compared to the same period in 2000, prior to the terrorist attacks. In the two weeks following these events, Fairmont's RevPAR dropped approximately 45% from performance levels prior to September 11th. Since that time, hotels have experienced significant recovery in operating levels with overall RevPAR rebounding to within 15-20% of pre-attack levels. We anticipate continued improvements in RevPAR, although at a slower pace, driven by our high quality portfolio of assets and mix of business.

Capital projects are being reviewed on an individual basis, which will lower capital expenditures from previously indicated levels. We have reduced corporate overhead and streamlined operations on a property-by-property basis to better align our cost structure with lower revenues than previously anticipated.

FHR is the only remaining business unit of Canadian Pacific Limited ("CPL") following the corporate reorganization. As such, net income for the quarter and for the nine months ended September 30, 2001 included substantial non-recurring items related to the corporate reorganization. These include the results of CPL's four discontinued businesses, reorganization expenses and CPL corporate expenses. The accompanying financial statements reflect CPL's reorganization effective September 30, 2001. Accordingly, FHR's balance sheet reflects its current financial position. The inclusion of these non-recurring items makes the statements unusually complicated when attempting to evaluate hotel operating results.

In addition, the consolidated statements of income for the quarter and nine months ended September 30, 2001 include interest expenses based on a significantly different debt structure. As of September 30, 2001, FHR's debt levels are substantially lower then CPL's and should lead to considerably lower interest charges in the future.

On behalf of everyone in our company, I would like to express our deepest sympathy for those who have been affected by the tragic events in the United States.

**(signed) Willim R. Fatt**

William R. Fatt
*Chief Executive Officer*
October 19, 2001

Fairmont
HOTELS & RESORTS

The following discussion and analysis relates to FHR's consolidated financial condition and interim results of operations. You should read the following in conjunction with our unaudited consolidated statements and the related notes contained herein. Management's discussion and analysis of the hotel ownership and hotel management operations are based on the detailed information found in note 9 of the unaudited consolidated statements. All amounts are expressed in U.S. dollars.

## REVIEW OF OPERATING RESULTS

| | THREE MONTHS ENDED SEPTEMBER 30 | | NINE MONTHS ENDED SEPTEMBER 30 | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| **Revenues** | | | | |
| Hotel ownership operations | **$ 138.3** | $ 141.7 | **$ 400.2** | $ 364.3 |
| Management operations | **8.5** | 13.0 | **26.0** | 30.2 |
| Income from investments and other | **8.0** | 10.6 | **15.6** | 20.9 |
| | **154.8** | 165.3 | **441.8** | 415.4 |
| **Expenses** | | | | |
| Hotel ownership operations | **94.6** | 83.2 | **280.2** | 240.7 |
| Management operations | **3.8** | 3.0 | **11.0** | 11.1 |
| | **98.4** | 86.2 | **291.2** | 251.8 |
| Operating income before undernoted items (a) | **$ 56.4** | $ 79.1 | **$ 150.6** | $ 163.6 |

(a) Commonly referred to as EBITDA, represents operating income before amortization, other income and expense, reorganization and corporate expenses and interest.

## CONSOLIDATED RESULTS

FHR had revenues of $154.8 million for the third quarter of 2001 (2000 – $165.3 million) and $441.8 million for the nine months ended September 30, 2001 (2000 – $415.4 million). The terrorist attacks in the United States have had a considerable impact on revenues and were the primary factors behind the decline in the third quarter of 2001. The acquisitions of The Fairmont Kea Lani Maui, the remaining 51% interests in The Fairmont Glitter Bay and The Fairmont Royal Pavilion in early 2001 and the remaining 80% interest in The Fairmont Chateau Whistler late in 2000 generated $28.0 million in additional revenue during the quarter and $91.6 million in additional revenue for the period ended September 30, 2001. These increases were partially offset by a reduction of revenue of $25.2 million and $51.2 million for the three and nine-month periods ending September 30, 2001, respectively, due to the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy Hotels Real Estate Investment Trust ("Legacy") in February 2001. Prior to September 11th, quarter-to-date revenues were up over 2000. In addition, thresholds for the recognition of management incentive fee revenues that are typically met in the third quarter were not achieved due to occupancy declines at virtually all managed hotels after the terrorist attacks. While year-to-date results have benefited from the net increase to the portfolio of hotels, weakness in the North American economy and the events of September 11th have adversely affected revenues earned late in the period.

EBITDA decreased to $56.4 million for the quarter ended September 30, 2001 (2000 – $79.1 million) and $150.6 million for the first nine months of 2001 (2000 – $163.6 million). A dramatic decline in occupancy in the period immediately following the terrorist attacks was the primary reason for the decline, notwithstanding general declines caused by the weakness in the North American economy and the positive impact of the acquisitions outlined above. EBITDA margin, defined as EBITDA as a percentage of revenues, declined to 36.4% in the third quarter (2000 – 47.9%) and to 34.1% for the first nine months of 2001 (2000 – 39.4%). In response to the expected decline in travel over the next several quarters, FHR has realigned its cost structure to reflect the expected future reduction in revenues.

## HOTEL OWNERSHIP OPERATIONS

Revenues from hotel ownership operations decreased to $141.4 million in the third quarter of 2001 (2000 – $146.0 million) and improved to $408.9 million for the nine months ended September 30, 2001 (2000 – $375.3 million). The decrease in the third quarter resulted from a decline in occupancy after September 11th, which offset increases in revenue up to that point in the period. Revenues at Canadian properties were down $16.7 million for the three months ended September 30, 2001 and $20.0 million for the first nine months of 2001 primarily due to the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001, the effects of the North American economic slowdown and the tragic events of September 11th. U.S. and other hotels' revenues were up $13.9 million in the third quarter of 2001 and $51.0 million in the first nine months of the year, primarily due to the acquisition of The Fairmont Kea Lani Maui. The closure of The Fairmont Pierre Marques and substantial disruptions at The Fairmont Hamilton Princess for significant renovations negatively impacted revenues for the quarter.

RevPAR for comparable hotels was $133.97 in the third quarter of 2001 (2000 – $141.72) and $131.53 in the first nine months of 2001 (2000 – $132.22). Of the 5.5% decline in RevPAR in the three months ended September 30, 2001, approximately 2.3% was caused by currency fluctuations. Prior to September 11th, RevPAR for the third quarter was $151.06 (2000 – $144.51).

EBITDA from FHR's hotel ownership operations in the third quarter of 2001 was $42.2 million (2000 – $58.8 million) and $115.9 million for the nine months ended September 30, 2001 (2000 – $124.1 million). Cancellations at all properties after the terrorist attacks, the closure of certain resort properties for renovations and the impact of the North American economic slowdown were the primary factors behind the decline. These factors offset increases relating to the additions to the owned hotel portfolio. EBITDA margin was 29.8% in the third quarter of 2001 (2000 – 40.3%) and 28.3% for the first nine months of 2001 (2000 – 33.1%). Operating costs were also up over 2000 due to higher energy costs. In response to the expected decline in revenues over the next several quarters, FHR adjusted the cost structure at its owned hotels in an effort to bring EBITDA margins back to historical levels. Included in FHR's hotel ownership EBITDA is approximately $3.1 million (2000 – $4.3 million) and $8.7 million (2000 – $11.0 million) of income from investments for the three months and the nine months ended September 30, 2001, respectively. This decrease is partially due to the acquisitions of the remaining interests in The Fairmont Chateau Whistler, The Fairmont Royal Pavilion and The Fairmont Glitter Bay, which are no longer accounted for on an equity basis. Income from Legacy for the third quarter of 2001 was $4.9 million (2000 – $6.3 million) and $6.9 million for the first nine months of 2001 (2000 – $9.9 million).

## HOTEL MANAGEMENT OPERATIONS

### FAIRMONT

Revenues under management were $325.5 million (2000 – $358.8 million) and $981.9 million (2000 – $982.6 million) for the three months and the nine months ended September 30, 2001, respectively. The increases in revenues under management from the acquisition of The Fairmont Kea Lani Maui were offset by continued weakness in the economy throughout 2001 and the sudden decline in occupancy after September 11th.

Fairmont earned fee revenues of $10.2 million in the third quarter of 2001 (2000 – $13.8 million) and $30.6 million for the first nine months of 2001 (2000 – $32.4 million). Fee revenues included $4.6 million (2000 – $4.0 million) and $12.8 million (2000 – $10.5 million) from hotel ownership operations of FHR for the three months and the nine months ended September 30, 2001, respectively. Several incentive fee threshold targets that are historically met in the third quarter were not reached due to the overall decline in revenues under management as outlined above. Management fees are expected to increase in the fourth quarter of the year as certain management contracts reach their threshold targets and start earning incentive fee revenues.

For the Fairmont portfolio of comparable hotels, RevPAR decreased to $118.16 for the three months ended September 30, 2001 (2000 – $133.91) and to $116.08 for the first nine months of 2001 (2000 – $120.59). Of the 11.8% and 3.7% declines in RevPAR, approximately 2.3% and 0.8% was caused by currency fluctuations, respectively. The large majority of the decrease in RevPAR occurred after September 11th.

Fairmont reported EBITDA of $7.2 million in the third quarter 2001 (2000 – $11.7 million) and $22.1 million for the first nine months of 2001 (2000 – $23.6 million). The reduction of incentive fees directly impacted EBITDA and offset both management fee increases from the February 2001 acquisition of The Fairmont Kea Lani Maui and a reduction in management operating expenses relative to 2000. This adversely impacted the EBITDA margin, which declined to 70.6% (2000 – 84.8%) and 72.2% (2000 – 72.8%) during the third quarter and the first nine months of 2001, respectively, since no incremental costs are typically necessary to earn incentive fee revenues.

### DELTA

The quarterly results of Delta were negatively affected by the events of September 11th, however the impact was mitigated by the fact that Delta has only minimal operations outside of Canada. Revenues under management increased to $102.3 million (2000 – $99.6 million) and $259.3 million (2000 – $255.1 million) for the three months and nine months ended September 30, 2001, respectively. Management fee revenues were $2.9 million in the third quarter of 2001 (2000 – $3.2) and $8.2 million in the first nine months of 2001 (2000 – $8.3 million). A net increase of three new management contracts over the prior year helped to offset the impact of the terrorist strikes and the North American economic slowdown. Comparable hotels' RevPAR decreased to $63.91 for the three months ended September 30, 2001 (2000 – $69.48) and remained virtually unchanged at $58.59 for the nine months ended September 30, 2001 (2000 – $58.98).

EBITDA from Delta's management operations was $2.1 million (2000 – $2.3 million) and $5.7 million (2000 – $6.0 million) for the three months and nine months ended September 30, 2001, respectively. Incentive fee thresholds that are ordinarily met in the third quarter were not reached due to declines in revenues suffered by the managed hotels in the latter half of September. EBITDA margin decreased slightly to 71.7% (2000 – 72.6%) and 69.3% (2000 – 72.8%) in the third quarter and the first nine months of 2001, respectively, as a result of the reduction in incentive fee revenues since no incremental costs are typically incurred to earn this revenue.

## OTHER ITEMS

### AMORTIZATION

Amortization for the quarter ended September 30, 2001 was $14.0 million (2000 – $10.5 million) and $39.0 million for the first nine months of 2001 (2000 – $29.0 million). These increases were consistent with the growth of ownership operations and profit improving projects at several of the owned hotels.

### OTHER INCOME AND EXPENSES

Other income in the third quarter of 2001 consisted primarily of realized foreign exchange gains earned by CPL prior to the reorganization. In addition, a $6.4 million restructuring charge was incurred to realign the cost structure with the expectation of lower revenues over the next several quarters. For the nine months ended September 30, 2001, other income also included a $31.1 million gain resulting from the disposition of 9.9 million Legacy units through a secondary offering in May 2001. This disposition was consistent with FHR's stated intention of maintaining an approximate 34% ownership interest in Legacy. In addition, a $9.9 million gain on the sale of other assets and $8.7 million of foreign exchange gains earned by CPL prior to the reorganization were also realized. FHR also recorded a number of non-recurring expenses including brand related technology costs of $22.4 million, and other one-time write-offs aggregating $16.4 million.

### REORGANIZATION AND CORPORATE EXPENSES

Reorganization costs relate to the reorganization of CPL into five separate public companies that occurred on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. FHR's future expenses for these activities will be substantially lower.

### INTEREST EXPENSE, NET

For the three months and nine months ended September 30, 2001, interest expense was $31.5 million (2000 – $11.6 million) and $66.4 million (2000 – $29.8 million), respectively. The majority of the underlying debt was extinguished in late September 2001 as part of the corporate reorganization. The September 30, 2001 balance sheet reflects FHR's current financial position after the debt repayments.

### INCOME TAX EXPENSE (RECOVERY)

Income tax recovery for the third quarter 2001 was $36.0 million (2000 – income tax expense $10.7 million) and $48.2 million for the first nine months of 2001 (2000 – $8.2 million). The income tax recovery arose primarily from tax benefits realized on expenses incurred to complete the reorganization.

### INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations consists of profits from the approximate 85% investment in PanCanadian Petroleum Limited, and the wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. that were distributed to the shareholders of CPL on October 1, 2001.

### NET INCOME AND EARNINGS PER SHARE

Net income for the third quarter of 2001 was $148.4 million (2000 – $308.2 million), while the loss from continuing operations was $99.4 million (2000 – earnings from continuing operations of $30.3 million). Net income for the nine months ended September 30, 2001 was $880.9 million (2000 – $754.2 million), while the loss from continuing operations was $77.8 million (2000 – earnings from continuing operations of $64.5 million). FHR recognized a loss per share on income from continuing operations for the third quarter of 2001 of $1.27 (2000 – income per share of $0.36). For the first nine months of the year, FHR recognized a loss per share on income from continuing operations of $1.05 (2000 – income per share of $0.73). Net income and loss per share will not be indicative of future results due to the inclusion of income from discontinued operations and non-recurring costs such as reorganization expenses, CPL corporate expenses, interest on debt that was repaid pursuant to the reorganization and restructuring charges.

## LIQUIDITY AND CAPITAL RESOURCES

FHR utilizes cash from operations, debt facilities and equity financing to obtain or maintain long-term management contracts, make selective acquisitions of individual hotels, resorts or portfolios, and to fund its share of hotel and resort capital improvements and operating requirements. Cash and cash equivalents on hand at September 30, 2001 totalled $196.4 million. As part of the CPL reorganization, all preferred shares were redeemed in early October 2001 utilizing approximately $145 million in cash. Operating cash inflow for the three months and the period ended September 30, 2001 was $632.3 million (2000 – $654.2 million) and $1,890.3 million (2000 – $1,402.5 million), respectively. Excluding operating activities by discontinued operations, net operating cash outflow was $59.3 million (2000 – $2.6 million) and $121.1 million (2000 – $28.3 million) for the third quarter 2001 and the period ended September 30, 2001, respectively. Cash from operating activities for the three and nine months ended September 30, 2001 may not be indicative of future cash flows due to several non-recurring transactions resulting from the reorganization.

As at September 30, 2001, FHR had $172.8 million of long-term debt outstanding at an average interest rate of approximately 6.3% per annum, as compared to $2,937.0 million at December 31, 2000. As part of the reorganization, CPL effectively repaid its bank loans, commercial paper and long-term debt and contributed a net cash position to FHR. FHR has arranged new bank facilities totalling Cdn$800 million. The new bank facilities consist of an unsecured Cdn$600 million three-year revolving facility and an unsecured Cdn$200 million 364-day revolving operating loan. A total of Cdn$100 million was advanced under these facilities as at September 30, 2001. Additionally, one of FHR's subsidiaries has available to it a $75 million, 364-day operating line, of which approximately $25 million was outstanding at September 30, 2001.

## CAPITAL EXPENDITURES

Major renovation programs were undertaken in 2001, many of which were at FHR's most significant properties. Capital expenditures during the nine months ended September 30, 2001 totaled $92.0 million as compared to $65.0 million for the same period in the prior year. Approximately $29.3 million was spent on upgrade and maintenance capital and approximately $62.7 million on revenue enhancing projects. Given the anticipated continued weakness in the lodging industry, capital projects are being reviewed to ensure their continued alignment with strategic initiatives. In many cases, FHR plans to accelerate certain initiatives to benefit from anticipated lower occupancy levels and advantageous contractor costs.

The Fairmont Banff Springs recently completed its $35 million, three-year renovation program which included the upgrade of its lobby, retail outlets and all food and beverage outlets. FHR has decided to expand its planned 160-guestroom upgrade program to include an additional 80 guestrooms. These upgrades are scheduled to begin in November 2001 with anticipated completion in May 2002.

At The Fairmont Chateau Lake Louise, construction of the new meeting facilities and additional guestrooms is expected to begin in May 2002. FHR is also accelerating upgrades to guestrooms, including the addition of Fairmont Gold, *a hotel within a hotel.*

Capital projects recently completed at The Fairmont Hamilton Princess and The Fairmont Southampton Princess include the addition of Fairmont Gold lounges and renovated guestrooms. Projects at these two properties have been ongoing since 2000, causing significant disruptions to operations. In addition, the renovation of The Fairmont Hamilton Princess' lobby and lounge began in September 2001 and is scheduled for completion in April 2002. Renovations to approximately 200 guestrooms at The Fairmont Southampton Princess are expected to finish in April 2002 and the completion of the resort's full-service spa is anticipated in the first quarter of 2002. In addition, FHR has decided to commence minor soft-good renovations for the remaining 300 guestrooms. Each of the resort's guestrooms will have been completely or partially refurbished for its peak period in May.

The Fairmont Scottsdale Princess' 50,000 square feet, full-service destination spa is anticipated to open by the end of 2001. The Fairmont Pierre Marques has been closed for renovations since July and is scheduled to reopen before the end of the year. The resort is being given a virtual makeover with upgrades to all guestrooms, the majority of the bungalows and a portion of the villas. The resort is also undergoing renovations to its lobby, one of the restaurants and the bar. Upgrades to the remaining bungalows and villas as well as one other restaurant and the pool facilities are anticipated in 2002. The Fairmont Acapulco Princess' 14,000 square feet, full-service destination spa is anticipated to open in the spring of 2002.

## OUTLOOK

Given the level of uncertainty surrounding the lodging industry following the tragic events of September 11th, FHR expects the balance of 2001 to remain unusually challenging. FHR currently estimates that its EBITDA for 2001 will be in the range of $155 to $165 million, or $5 to $15 million in the fourth quarter, compared to $195 million and $30 million for the full year and fourth quarter of 2000, respectively. Typically, the fourth quarter is FHR's weakest period for earnings.

FHR currently expects 2002 EBITDA to modestly exceed 2001 levels due to a moderate improvement in RevPAR and increased availability of room inventory from hotels that have been under renovation in 2001, helping to offset continuing weakness in the North American economy.

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that do not relate to historical information are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

## CONSOLIDATED STATEMENT OF INCOME

| (STATED IN MILLIONS OF US DOLLARS EXCEPT PER SHARE) (UNAUDITED) | THREE MONTHS ENDED SEPTEMBER 30 2001 | 2000 | NINE MONTHS ENDED SEPTEMBER 30 2001 | 2000 |
|---|---|---|---|---|
| **Revenues** | | | | |
| Hotel ownership operations | $ 138.3 | $ 141.7 | $ 400.2 | $ 364.3 |
| Management operations | 8.5 | 13.0 | 26.0 | 30.2 |
| Income from investments and other | 8.0 | 10.6 | 15.6 | 20.9 |
| | 154.8 | 165.3 | 441.8 | 415.4 |
| **Expenses** | | | | |
| Hotel ownership operations | 94.6 | 83.2 | 280.2 | 240.7 |
| Management operations | 3.8 | 3.0 | 11.0 | 11.1 |
| | 98.4 | 86.2 | 291.2 | 251.8 |
| Operating income before undernoted items | 56.4 | 79.1 | 150.6 | 163.6 |
| Amortization | 14.0 | 10.5 | 39.0 | 29.0 |
| Other (income) and expense (NOTE 7) | (6.1) | – | (4.5) | (6.1) |
| Reorganization and corporate expenses (NOTE 8) | 151.0 | 14.1 | 171.2 | 49.8 |
| Interest expense – net | 31.5 | 11.6 | 66.4 | 29.8 |
| Income before income tax expense, minority interest and goodwill charges | (134.0) | 42.9 | (121.5) | 61.1 |
| **Income tax expense (recovery)** | | | | |
| Current | 5.4 | 17.4 | 21.9 | 29.8 |
| Future | (41.4) | (6.7) | (70.1) | (38.0) |
| | (36.0) | 10.7 | (48.2) | (8.2) |
| Non-controlling interest share of income of subsidiary | 0.9 | 1.4 | 2.7 | 3.4 |
| Income before goodwill charges | (98.9) | 30.8 | (76.0) | 65.9 |
| Goodwill charges | 0.6 | 0.6 | 2.2 | 1.7 |
| Taxes thereon | (0.1) | (0.1) | (0.4) | (0.3) |
| | 0.5 | 0.5 | 1.8 | 1.4 |
| Income from continuing operations | (99.4) | 30.3 | (77.8) | 64.5 |
| Income from discontinued operations (NOTE 1) | 247.8 | 277.9 | 958.7 | 689.7 |
| Net income | $ 148.4 | $ 308.2 | $ 880.9 | $ 754.2 |
| Weighted average number of common shares outstanding | 79.1 | 78.8 | 78.9 | 79.8 |
| **Basic earnings per common share** | | | | |
| Income from continuing operations | $ (1.27) | $ 0.36 | $ (1.05) | $ 0.73 |
| Net income | $ 1.86 | $ 3.89 | $ 11.10 | $ 9.37 |
| **Fully diluted earnings per common share** | | | | |
| Income from continuing operations | $ (1.27) | $ 0.36 | $ (1.05) | $ 0.73 |
| Net income | $ 1.85 | $ 3.87 | $ 11.05 | $ 9.34 |

## CONSOLIDATED BALANCE SHEET

| (STATED IN MILLIONS OF US DOLLARS) (UNAUDITED) | SEPTEMBER 30 2001 | DECEMBER 31 2000 |
|---|---|---|
| ASSETS | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 196.4 | $ 595.9 |
| Accounts receivable | 58.6 | 1,629.3 |
| Materials and supplies | 10.9 | 273.4 |
| Prepaid expenses | 16.7 | 5.2 |
| | 282.6 | 2,503.8 |
| Investments in hotel partnerships and corporations | 63.2 | 156.8 |
| Investment in Legacy Hotels Real Estate Investment Trust | 63.3 | 89.9 |
| Capital assets | 1,343.0 | 11,652.0 |
| Other assets and deferred charges | 337.1 | 1,447.6 |
| | $ 2,089.2 | $ 15,850.1 |
| LIABILITIES | | |
| **Current liabilities** | | |
| Bank loans | $ – | $ 178.6 |
| Commercial paper | – | 591.6 |
| Accounts payable and accrued liabilities | 173.9 | 2,099.6 |
| Income taxes payable | 6.8 | 128.8 |
| Dividends payable | – | 34.0 |
| Redemption of preferred shares (NOTE 1) | 144.8 | – |
| Current portion of long-term debt | 24.1 | 280.6 |
| | 349.6 | 3,313.2 |
| Other liabilities | 105.3 | 893.2 |
| Long-term debt | 148.7 | 2,656.4 |
| Future income taxes | 211.7 | 2,230.4 |
| Non-controlling interest | 48.2 | 508.7 |
| | 863.5 | 9,601.9 |
| Shareholders' equity (NOTE 10) | 1,225.7 | 6,248.2 |
| | $ 2,089.2 | $ 15,850.1 |

## CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

| (STATED IN MILLIONS OF US DOLLARS) (UNAUDITED) | THREE MONTHS ENDED SEPTEMBER 30 2001 | 2000 | NINE MONTHS ENDED SEPTEMBER 30 2001 | 2000 |
|---|---|---|---|---|
| Retained earnings – Beginning of period (NOTE 2) | $ 5,415.3 | $ 4,099.4 | $ 4,745.2 | $ 3,716.0 |
| Net income | 148.4 | 308.2 | 880.9 | 754.2 |
| | 5,563.7 | 4,407.6 | 5,626.1 | 4,470.2 |
| Distribution on reorganization (NOTE 1) | (5,554.5) | – | (5,554.5) | – |
| Dividends on common shares | (28.0) | (29.2) | (86.3) | (87.7) |
| Dividends on preferred shares | (1.3) | (2.0) | (5.4) | (6.1) |
| Retained earnings (deficit) – End of period | $ (20.1) | $ 4,376.4 | $ (20.1) | $ 4,376.4 |

# CONSOLIDATED STATEMENT OF CASH FLOWS

| (STATED IN MILLIONS OF US DOLLARS) (UNAUDITED) | THREE MONTHS ENDED SEPTEMBER 30 2001 | 2000 | NINE MONTHS ENDED SEPTEMBER 30 2001 | 2000 |
|---|---|---|---|---|
| CASH PROVIDED BY (USED IN) | | | | |
| OPERATING ACTIVITIES | | | | |
| Income from continuing operations | $ (99.4) | $ 30.3 | $ (77.8) | $ 64.5 |
| **Items not affecting cash** | | | | |
| Amortization and goodwill charges | 14.6 | 11.1 | 41.2 | 30.7 |
| Income from investments and other | (8.0) | (10.6) | (15.6) | (20.9) |
| Future income taxes | (41.5) | (6.8) | (70.5) | (38.3) |
| Gain on sale of Legacy Real Estate Investment Trust units | – | – | (31.1) | – |
| Distributions from investments | 3.5 | 3.6 | 9.1 | 9.8 |
| Non-controlling interest share of income of subsidiary | 0.9 | 1.4 | 2.7 | 3.4 |
| Write-off of capital and other assets | 1.9 | – | 40.7 | – |
| Other | (1.6) | (33.9) | (43.3) | (59.8) |
| Changes in non-cash working capital items | 70.3 | 2.3 | 23.5 | (17.7) |
| Discontinued operations | 691.6 | 656.8 | 2,011.4 | 1,430.8 |
| | 632.3 | 654.2 | 1,890.3 | 1,402.5 |
| INVESTING ACTIVITIES | | | | |
| Investment in hotel partnerships and corporations | (21.5) | (16.8) | (23.2) | (19.5) |
| Sale of businesses, investments & properties | 20.7 | – | 149.2 | – |
| Proceeds from sale of units in Legacy Hotels Real Estate Investment Trust (NOTE 4) | – | – | 53.5 | – |
| Additions to capital assets | (34.2) | (23.1) | (92.0) | (65.0) |
| Acquisitions (NOTE 5) | – | – | (234.6) | – |
| Other | – | 1.2 | – | 13.4 |
| Discontinued operations | (592.3) | (396.3) | (1,407.2) | (1,178.0) |
| | (627.3) | (435.0) | (1,554.3) | (1,249.1) |
| FINANCING ACTIVITIES | | | | |
| Issuance of commercial paper | – | – | 61.5 | 209.1 |
| Repayment of commercial paper | (501.4) | (249.7) | (643.9) | (303.2) |
| Issuance of long-term debt | 65.8 | 239.4 | 65.8 | 246.8 |
| Repayment of long-term debt | (436.6) | (4.8) | (630.7) | (14.0) |
| Issuance of common shares | 4.7 | 3.8 | 52.7 | 9.0 |
| Buy back of common shares | – | (43.6) | – | (264.8) |
| Dividends | (60.7) | (31.2) | (122.8) | (95.1) |
| Discontinued operations | 510.3 | 114.0 | 668.6 | 248.7 |
| | (417.9) | 27.9 | (548.8) | 36.5 |
| Translation adjustments | (8.1) | – | (8.1) | – |
| Increase (decrease) in cash balance | (421.0) | 247.1 | (220.9) | 189.9 |
| Cash balance – Beginning of period | 617.4 | 285.9 | 417.3 | 343.1 |
| Cash balance – End of period | $ 196.4 | $ 533.0 | $ 196.4 | $ 533.0 |
| Represented by | | | | |
| Cash and cash equivalents | 196.4 | 556.2 | 196.4 | 556.2 |
| Bank loans | – | (23.2) | – | (23.2) |
| | $ 196.4 | $ 533.0 | $ 196.4 | $ 533.0 |

(STATED IN MILLIONS OF US DOLLARS) (UNAUDITED)

## NOTE 1

Canadian Pacific Limited ("CPL") has completed a major reorganization which divided CPL into five separate public companies - Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. ("CPH&R").

Pursuant to the Plan of Arrangement approved by the shareholders and by the court, CPL distributed its approximately 85% investment in PanCanadian Petroleum Limited and its wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships and Fording Inc. to its common shareholders. This distribution has been recorded at carrying value. CPL continues to own CPH&R and on October 1, 2001 changed its name to Fairmont Hotels & Resorts Inc. ("FHR").

The Plan of Arrangement was effective October 1, 2001, however shareholder and court approvals and filings were completed by September 28, 2001. As a result, these interim financial statements reflect the distribution of the other four operating businesses as at September 30, 2001 and the results of these operations have been included as discontinued operations in the statements of income and cash flows. Total revenues relating to those businesses were approximately $3,000 for the quarter ended September 30, 2001 and approximately $9,600 for the nine month period ended September 30, 2001.

On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on a one new common share for four old common shares basis. All share numbers reflect the effect of the share consolidation applied retroactively.

As part of the reorganization, all preferred shares were redeemed in early October 2001.

## NOTE 2

The interim financial statements follow the same accounting policies and methods of their application as at December 31, 2000 except for the following changes outlined below:

### CHANGE IN REPORTING CURRENCY

The consolidated financial statements of FHR (FHR and its subsidiaries are collectively referred to as "the Company") have historically been expressed in Canadian dollars. The U.S. dollar has been adopted as the Company's reporting currency effective July 1, 2001. Comparative financial information has been restated in U.S. dollars using the translation of convenience method. Under this method, all historical financial information have been converted from Canadian to U.S. dollars at the exchange rate in effect at June 30, 2001.

### AMORTIZATION OF BUILDINGS

During 2001, the Company changed its accounting policy to amortize buildings on a straight-line basis. Previously, buildings were amortized using the sinking fund method. This new accounting policy has been applied retroactively to the comparative figures, and includes applying the policy to the Company's equity investment in Legacy Hotels Real Estate Investment Trust ("Legacy").

As a result of this change in accounting policy, amortization expense for the quarter ended September 30, 2001 has increased by $3.3 (2000 - $2.4), and for the period ended September 30, 2001, has increased by $10.0 (2000 - $7.1). In addition, income from investments and other for the quarter ended September 30, 2001 decreased by $0.7 (2000 - $0.4), and for the period ended September 30, 2001 decreased by $2.1 (2000 - $1.1). These changes resulted in decreased future income tax expense of $1.4 for the quarter ended September 30, 2001 (2000 - $1.1) and $4.3 for the period ended September 30, 2001 (2000 - $3.2).

As at September 30, 2001, the impact on capital and other assets and investment in Legacy was a reduction of $64.3 and $15.1 respectively (December 31, 2000 - $58.6 and $17.2 respectively). As at September 30, 2001, future income taxes payable decreased by $27.3 (December 31, 2000 - $23.3).

### CAPITALIZATION OF PRE-OPENING EXPENDITURES

During 2001, the Company also changed its accounting policy with respect to the pre-opening capitalization period. Previously, the pre-opening expenditures were being deferred for an 18-month period after the facility commenced operations and now they are expensed as incurred. As a result of this change in accounting policy, amortization has increased $nil for the quarter ended September 30, 2001 (2000 - $0.7) and $nil for the period ended September 30, 2001 (2000 - $1.4). In addition, interest expense has increased $nil for the quarter ended September 30, 2001 (2000 - $0.3) and $nil for the period ended September 30, 2001 (2000 - $1.4).

### EARNINGS PER SHARE

Effective January 1, 2001, FHR adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to earnings per share. Under the new recommendations, presentation of both basic and diluted earnings per share is required regardless of the differences between the two amounts. In addition, the dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The treasury stock method assumes proceeds received from the exercise of stock options are used to purchase common shares at the average market price during the period. The resulting incremental shares are included in the denominator of the diluted earnings per share calculation. Previously, these proceeds were used to calculate imputed earnings, which were included in the numerator of the diluted earnings per share calculation.

INCENTIVE MANAGEMENT FEES

Commencing January 1, 2001, the Company adopted, retroactively with restatement of prior years, the new recommendations of CICA with respect to revenue recognition for interim periods. Previously, incentive management fees were accrued throughout the year, based on the estimated results. The new recommendations now require incentive fees be recorded only when thresholds have been achieved. The result was to increase management operations revenues by $1.6 for the quarter ended September 30, 2000 and to decrease management operating revenues by $1.6 for the nine months ended September 30, 2000.

## NOTE 3

The Company's results for the third quarter ending September 30, 2001 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. As well, the results for the quarter include corporate expenses of CPL, including the cost relating to the reorganization.

## NOTE 4

On February 1, 2001, the Company sold The Fairmont Empress in Victoria, British Columbia and Fairmont Le Château Frontenac in Quebec City, Quebec to Legacy for $201.0. The selling price included 14.7 million exchangeable shares of a subsidiary corporation of Legacy at a price of $5.67 per share and the balance of the selling price was satisfied in cash. Under an agreement with Legacy, the Company is required to make a cash payment of up to $4.2 if certain performance measures are not met. The Company realized a net after-tax gain of $89.8 from this transaction. This gain has been deferred as the sale was to a related party.

The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of Legacy unitholders.

On May 17, 2001, CPH&R participated in a secondary offering and sold 9.9 million Legacy units at $5.67 per unit. The sale reduced its ownership interest in Legacy from 46.0% to 33.9% and triggered a gain of $31.1.

## NOTE 5

On February 1, 2001, the Company acquired the Kea Lani Resort in Maui for $214.3 in cash. The purchase price, including related acquisition costs paid in cash of approximately $1.5 was allocated as follows:

| | | |
|---|---|---|
| Land | $ | 49.7 |
| Building | | 192.4 |
| Furniture, fixtures and equipment | | 7.6 |
| Note payable | | (30.2) |
| Working capital assumed | | (5.2) |
| | $ | 214.3 |

The acquisition was accounted for using the purchase method and the results of the hotel have been included in the consolidated statement of income from the date of acquisition. The purchase price equation is not yet finalized.

On January 12, 2001, the Company acquired the remaining 51% interest in The Fairmont Royal Pavillion and The Fairmont Glitter Bay in Barbados for $20.3 cash. The total cost of the two hotels, including the 49% interest already owned was $33.8 and has been allocated as follows:

| | | |
|---|---|---|
| Land | $ | 18.0 |
| Building | | 24.4 |
| Furniture, fixtures and equipment | | 1.0 |
| Note payable | | (8.5) |
| Working capital assumed | | (1.1) |
| | $ | 33.8 |

The acquisition was accounted for using the purchase method and the results of the two hotels have been included in the consolidated statement of income from the date of acquisition. The purchase price equation is not yet finalized.

| | THREE MONTHS ENDED SEPTEMBER 30, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | | | HOTEL MANAGEMENT | | INTERSEGMENT ELIMINATION | |
| | HOTEL OWNERSHIP | LEGACY | FAIRMONT | DELTA | & OTHER | TOTAL |
| Revenues | $ 141.4 | $ 4.9 | $ 10.2 | $ 2.9 | $ (4.6) | $ 154.8 |
| Earnings before interest, taxes and amortization | 42.2 | 4.9 | 7.2 | 2.1 | | 56.4 |
| Total assets | 1,685.9 | 63.3 | 166.2 | 69.9 | 103.9 | 2,089.2 |
| Capital expenditures | 30.0 | – | 1.8 | – | | 31.8 |

| | THREE MONTHS ENDED SEPTEMBER 30, 2000 | | | | | |
|---|---|---|---|---|---|---|
| | | | HOTEL MANAGEMENT | | INTERSEGMENT ELIMINATION | |
| | HOTEL OWNERSHIP | LEGACY | FAIRMONT | DELTA | & OTHER | TOTAL |
| Revenues | $ 146.0 | $ 6.3 | $ 13.8 | $ 3.2 | $ (4.0) | $ 165.3 |
| Earnings before interest, taxes and amortization | 58.8 | 6.3 | 11.7 | 2.3 | | 79.1 |
| Total assets | 1,108.0 | 90.9 | 130.7 | 85.5 | | 1,415.1 |
| Capital expenditures | 50.1 | – | 10.3 | 0.8 | | 61.2 |

| | NINE MONTHS ENDED SEPTEMBER 30, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | | | HOTEL MANAGEMENT | | INTERSEGMENT ELIMINATION | |
| | HOTEL OWNERSHIP | LEGACY | FAIRMONT | DELTA | & OTHER | TOTAL |
| Revenues | $ 408.9 | $ 6.9 | $ 30.6 | $ 8.2 | $ (12.8) | $ 441.8 |
| Earnings before interest, taxes and amortization | 115.9 | 6.9 | 22.1 | 5.7 | | 150.6 |
| Total assets | 1,685.9 | 63.3 | 166.2 | 69.9 | 103.9 | 2,089.2 |
| Capital expenditures | 80.3 | – | 4.1 | 0.7 | | 85.1 |

| | NINE MONTHS ENDED SEPTEMBER 30, 2000 | | | | | |
|---|---|---|---|---|---|---|
| | | | HOTEL MANAGEMENT | | INTERSEGMENT ELIMINATION | |
| | HOTEL OWNERSHIP | LEGACY | FAIRMONT | DELTA | & OTHER | TOTAL |
| Revenues | $ 375.3 | $ 9.9 | $ 32.4 | $ 8.3 | $ (10.5) | $ 415.4 |
| Earnings before interest, taxes and amortization | 124.1 | 9.9 | 23.6 | 6.0 | | 163.6 |
| Total assets | 1,108.0 | 90.9 | 130.7 | 85.5 | | 1,415.1 |
| Capital expenditures | 50.1 | – | 10.3 | 0.8 | | 61.2 |

## NOTE 10

| | SEPTEMBER 30 2001 | DECEMBER 31 2000 |
|---|---|---|
| SHAREHOLDERS' EQUITY | | |
| Common share capital | $ 1,169.7 | $ 1,116.8 |
| Preferred share capital | – | 145.0 |
| Contributed surplus | 59.3 | 149.9 |
| Foreign currency translation adjustments | 16.8 | 91.3 |
| Retained earnings (deficit) | (20.1) | 4,745.2 |
| | $ 1,225.7 | $ 6,248.2 |

## NOTE 11

Certain of the prior period's figures have been reclassified to conform with the presentation adopted for 2001.

## NOTE 12

In October, the Company announced a program to repurchase in a 12-month period, up to 10% of its outstanding shares.

## OPERATING STATISTICS

| | | THREE MONTHS ENDED SEPT. 30 2001 | | THREE MONTHS ENDED SEPT. 30 2000 | | NINE MONTHS ENDED SEPT. 30 2001 | | NINE MONTHS ENDED SEPT. 30 2000 |
|---|---|---|---|---|---|---|---|---|
| FAIRMONT MANAGED COMPARABLE HOTELS AND RESORTS | | | | | | | | |
| **Worldwide** | | | | | | | | |
| RevPAR | $ | 118.16 | $ | 133.91 | $ | 116.08 | $ | 120.59 |
| ADR | | 171.24 | | 173.16 | | 173.50 | | 168.19 |
| Occupancy | | 69.00% | | 77.30% | | 66.90% | | 71.70% |
| **Canada** | | | | | | | | |
| RevPAR | $ | 118.01 | $ | 127.39 | $ | 93.94 | $ | 96.01 |
| ADR | | 154.41 | | 152.06 | | 136.51 | | 132.05 |
| Occupancy | | 76.40% | | 83.80% | | 68.80% | | 72.70% |
| **United States and Other** | | | | | | | | |
| RevPAR | $ | 118.37 | $ | 142.67 | $ | 145.61 | $ | 153.31 |
| ADR | | 200.67 | | 207.73 | | 226.24 | | 217.86 |
| Occupancy | | 59.00% | | 68.70% | | 64.40% | | 70.40% |
| DELTA MANAGED COMPARABLE HOTELS AND RESORTS | | | | | | | | |
| **Canada** | | | | | | | | |
| RevPAR | $ | 63.91 | $ | 69.48 | $ | 58.59 | $ | 58.98 |
| ADR | | 86.56 | | 89.79 | | 84.50 | | 84.98 |
| Occupancy | | 73.80% | | 77.40% | | 69.30% | | 69.40% |
| OWNED COMPARABLE HOTELS AND RESORTS | | | | | | | | |
| **Worldwide** | | | | | | | | |
| RevPAR | $ | 133.97 | $ | 141.72 | $ | 131.53 | $ | 132.22 |
| ADR | | 201.50 | | 200.30 | | 199.06 | | 191.42 |
| Occupancy | | 66.50% | | 70.80% | | 66.10% | | 69.10% |
| **Canada** | | | | | | | | |
| RevPAR | $ | 155.34 | $ | 166.59 | $ | 115.12 | $ | 119.11 |
| ADR | | 200.90 | | 197.32 | | 163.69 | | 158.03 |
| Occupancy | | 77.30% | | 84.40% | | 70.30% | | 75.40% |
| **United States and Other** | | | | | | | | |
| RevPAR | $ | 106.49 | $ | 109.99 | $ | 152.50 | $ | 148.95 |
| ADR | | 202.63 | | 206.34 | | 251.49 | | 244.01 |
| Occupancy | | 52.60% | | 53.30% | | 60.60% | | 61.00% |

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR's operating statistics in the following chart on a pro forma basis as if owned since the beginning of the prior period. Comparable hotels and resorts statistics exclude properties under significant renovation where such renovations have a significant impact on the properties' primary operations.

## CORPORATE INFORMATION


CORPORATE OFFICE
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario
M5K 1B7

STOCK TRADING
The Toronto Stock Exchange: FHR
New York Stock Exchange: FHR

INVESTOR RELATIONS
Emma Thompson
Director Investor Relations
Tel: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com/investor

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
1800 McGill College Avenue
Montreal, Quebec
H3A 3K9
Tel: 800.332.0095


Fairmont
HOTELS & RESORTS